Bradford & Bingley

RECEIVED

2004 MAY 26 A 11:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

04030426

Tel. 01274 806106

19 May 2004

PROCESSED

JUN 15 2004

THOMSON FINANCIAL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 6/15

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

19 May 2004

Bradford & Bingley Announces Results of Strategic Review

The Board of Bradford & Bingley today announces the outcome of its strategic review of the business led by Steven Crawshaw following his appointment as Group Chief Executive at the end of March 2004.

The main conclusions are:

- Continue to develop strong specialist lending business
- Refocus and grow branch based retail business
- Reduce costs in these two core businesses
- Dispose of non-core businesses

These changes will lead to a marked improvement in the Group's cost to income and return on equity ratios. As a result of the cost reduction and disposal processes announced today, a charge will be taken for exceptional items. Further guidance as to the magnitude and timing of this charge will be given as soon as it has been quantified.

Group Chief Executive, Steven Crawshaw, said:

"Bradford & Bingley will simplify, clarify and continue to build upon its core propositions of specialist lending and the retailing of financial services products on the high street. The actions we are taking will allow increased focus of management and financial resources on core activities, will increase the profit generating potential of a reshaped retail business and will give rise to substantial reduction in the cost base of the Group."

Continue to develop strong specialist lending business

Bradford & Bingley will continue to build on its position as a specialist lender through Mortgage Express, its speciality lending subsidiary, and through its own-brand residential, commercial and housing association lending.

The Group believes that good growth and strong margins are available in these sectors and that a prudent risk profile can be maintained with a diverse lending portfolio.

Refocus and growth of branch based retail business

Bradford & Bingley has an established brand which, through its branches, already offers its customers a wide range of financial products, many of which are manufactured by others but selected as "best-in-class" by Bradford & Bingley.

The bank branch network, currently comprising some 322 owned and third party owned branch type agencies, remains integral to the Group's strategy and will continue its primary role in gathering and servicing retail deposits. The Group has already started to see growth in retail savings balances with the launch of a number of new deposit-based products.

The Group's retail strategy will be refocused around this branch network. As regulation is finalised the Group will move towards multi-tie for the majority of product lines as swiftly as possible. This presents an opportunity for substantial simplification of business processes and a clearer, stronger proposition that gives customers the degree of choice they value.

The branch-based proposition will include:

- Mortgage products manufactured by third parties and by the Group
- Savings products manufactured by the Group
- Wealth products manufactured by third parties
- General insurance, protection and personal loans products manufactured by third parties

The Board believes that this strategy, which is refocused around the branch network, will enhance the earnings capability of the branches.

Cost reduction in core businesses

A rigorous review of costs has identified substantial gross cost opportunities that will be extracted from the core businesses by the end of 2005. These gross savings are in the region of £40m (at 2004 prices and volumes) from the operating cost base of the core businesses following the disposal of non-core activities.

The majority of the identified cost savings come about as a consequence of a simpler organisational structure around fewer lines of business, a smaller central overhead and more efficient operation of the front and back office processes of our core businesses.

Disposal of non-core businesses

The Board has decided that the Property Services businesses, Estate Agency and SecureMove, the separately branded mortgage broking business Charcol and its associated mid-to-high net worth IFA businesses are not core to the future of Bradford & Bingley and should be sold. Goldman Sachs has been engaged as advisers and this process is expected to complete by the end of the year.

These businesses hold strong positions in their respective markets but do not offer sufficient synergy or impact on profits in the Bradford & Bingley Group context. Their disposal will radically reshape the Group's cost dynamics and reduce earnings volatility.

The non-core businesses accounted for £150m of revenues in 2003 and did not make a material contribution to Group profits. The Property Services businesses

employ around 3,000 people and have 291 branches and the Charcol businesses 500 people and 18 branches from a Group total of 6,750 people and 631 owned and third party branches as at end December 2003.

Minimal amounts of capital are required by these businesses whose net assets are negligible in terms of the Group's net assets of £1.3bn. The associated goodwill totalled £116m as at end December 2003.

Ends

"Goldman Sachs International is advising Bradford & Bingley and no-one else in connection with the disposals and will not be responsible to any person other than Bradford & Bingley for providing the protections afforded to clients of Goldman Sachs International or for advising any other person in relation to the disposals or any transaction or arrangement referred to in this announcement."

For further information:

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lambs Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Kate Inverarity
Tulchan Communications
8th Floor
21 New Fetter Lane
London
EC4A 1AE
Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Re 82-5154

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

AXA S.A. and its Group Companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C	150,000
HSBC Global Custody Nominee (UK) Ltd A/C 867815	2,243,000
HSBC Global Custody Nominee (UK) Ltd A/C 867530	580,000
HSBC Global Custody Nominee (UK) Ltd A/C 867372	5,770,000
HSBC Global Custody Nominee (UK) Ltd A/C 776934	1,402,950
HSBC Global Custody Nominee (UK) Ltd A/C 867116	10,000,000
HSBC Global Custody Nominee (UK) Ltd A/C 867268	2,100,000
HSBC Global Custody Nominee (UK) Ltd A/C 867050	460,000
Smith & Williamson Nominees Ltd A/C S66	4,000
Sun Life International A/C SLI 11	500,000
Axa Sun Life plc	2,079,598
BNY (OCS) Nominees Limited	65,293

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

1,242,147

8. Percentage of issued class

0.2%

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

14 May 2004

12. Total holding following this notification

25,354,841

13. Total percentage holding of issued class following this notification

3.98%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

17 May 2004

Re 82-5154

Bradford & Bingley plc

Annual General Meeting 27 April 2004 - Special Business

Two copies of two resolutions designated as Special Business approved by the shareholders at the Annual General Meeting of Bradford & Bingley plc held on 27 April 2004, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
7 May 2004